Exhibit 21.1
List of Subsidiaries

Entity's name for conducting business	Jurisdiction of incorporation

Aesynt Pty Ltd	Australia

Omnicell Pty Ltd	Australia

Omnicell (Beijing) Technology Co. Ltd	China

Omnicell GmbH	Federal Republic of Germany

Omnicell SAS	France

Omnicell S.r.l.	Italy

Omnicell B.V.	Netherlands

Omnicell Limited	United Kingdom

ateb, Inc.	United States

MedPak Holdings, Inc.	United States

MTS Medication Technologies, Inc.	United States

MTS Packaging Systems, Inc.	United States

Omnicell International, LLC	United States

340B Investment, LLC	United States

340B Solutions, LLC	United States

340B Link, LLC	United States